Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors.

Overview

mF International Limited (“the Company”, “it”, “its”, “we”, “our”, “us”) is a BVI holding company with three Hong Kong-based subsidiaries providing financial trading solutions by principally engaging in research and development and sales of financial trading solutions. m-FINANCE Limited, our principal operating subsidiary (“m-FINANCE,” and, together with m-FINANCE Trading Technologies Ltd., a Hong Kong company (“mFTT”), and Omegatraders Systems Limited, a Hong Kong company (“OTX”), the “Operating Subsidiaries”), is one of the financial service market participants with clients in Hong Kong, mainland China and Southeast Asia, and a bullion trading platform solution provider for the Chinese Gold and Silver Exchange (CGSE) Society member in Hong Kong. m-FINANCE has approximately 20 years of experience in providing real-time mission critical forex, bullion/commodities trading platform solutions, financial value-added services, mobile applications and financial information for brokers and institutional clients via internet or platform as software as a service. m-FINANCE has provided a wide range of top-notch services, including mF4 Trading Platform, Bridge and Plugins, CRM System, ECN System, Liquidity Solutions, Cross-platform “Broker+” Solution, Social Trading Applications and other value-added services.

Key factors that affect operating results

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

General market conditions of the capital market and financial trading industry in Hong Kong

Our Operating Subsidiaries’ business is closely related to the capital market and financial trading industry in Hong Kong. Through our Operating Subsidiaries, we provide financial trading solutions and the services provided by the Operating Subsidiaries are affected by the capital market in Hong Kong. Any material deterioration in the financial and economic conditions of the financial and capital market in Hong Kong could materially and adversely affect the business and prospects of our Operating Subsidiaries. The Hong Kong financial and capital market is susceptible to changes in the global, as well as domestic economic, social and political conditions, including, but not limited to, interest rate fluctuations, volatility of foreign currency exchange rates, monetary policy changes and legal and regulatory changes. When there are unfavorable changes to the global or local market conditions, the financial and securities market in Hong Kong may experience negative fluctuations in its performance. It may directly affect the demand for our Operating Subsidiaries’ services, pricing strategies, the level of business activities and, consequently, our revenue derived therefrom. This may materially and adversely affect our financial condition and results of operations.

Our Operating Subsidiaries’ abilities to design and develop new services

The financial service industry is characterized by rapidly evolving technology and standards, and our future success will depend on our ability to enhance our current financial trading solutions and to introduce new financial trading solutions that keep pace with these rapidly evolving technologies and standards. As such, our success is susceptible to our ability to integrate new technologies and standards into their financial trading solutions, create new solutions and adapt to changing business models and customers in a timely manner. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological changes and compete effectively. As of December 31, 2023 and June 30, 2024, the ending balance of the capitalized product development costs, net of accumulated amortization, was HK$15.3 million and HK$16.6 million (US$2.1 million), respectively. The failure to improve our financial trading solutions and services, offer new financial trading solutions and adapt to changing business models in a timely and cost-effective manner could materially and adversely affect the business of our operations, financial condition and results of operations.

Competition

With the rise of electronic trading in recent years, the industry has attracted the presence of both Hong Kong-based and international companies. As such, our operations face potential competition with various financial trading solution providers in the same industry. Although we face competition from bigger, better capitalized and well-established companies, we believe that our operations have differentiated our services with a comprehensive range of financial trading solutions with high flexibility, established reputation with proven track record and strong and innovative development capabilities. Should we fail to compete with our competitors, maintain our competitive advantage or keep pace with technological changes, our overall results of operations could be adversely affected.

Our top five customers accounted for 32.3% and 29.7% of our total revenues for the six months ended June 30, 2023 and 2024, respectively. Our customers are mainly sourced by referrals through existing clients and our expansive and expanding social and professional networks of well-established brokers.

To expand our business, we started incurring significant spending on marketing activities and aim to further grow our customer base. We continue to incur expenses in our promotional efforts through different online and offline media/channels to increase the number of customer accounts, which can potentially lead to increased revenues.

The Operating Subsidiaries rely on IT staff and other skilled workers to complete their projects and the retention and recruitment of these skilled professionals is challenging.

There is a limited pool of IT staff and other skilled workers with the requisite skills, know-how and experience required for our Operating Subsidiaries’ business. As the quality of IT and technical know-how are vital to the business of our subsidiaries, attracting and retaining talent are essential components of our business strategy. We may have to offer better salaries, incentive packages and training opportunities to attract and retain sufficiently skilled workers to maintain our operations and growth, which may increase our costs and reduce our profitability. For the six months ended June 30, 2023 and 2024, our employee compensation and benefits included in the cost of revenue were HK$2.8 million and HK$3.7 million (US$0.5 million), respectively and our employee compensation and benefits included in general & administrative expenses was HK$1.3 million and HK$3.1 million (US$0.4 million), respectively. We cannot be certain that we will be able to retain our existing IT staff and other skilled workers and recruit additional qualified professionals to support the future operations and growth of our operations. Any failure to do so may adversely affect the business and growth of our operations.

Quantitative and qualitative disclosures about market risk

We are subject to financial market risks, including changes in foreign currency exchange rate risk with respect to our investment at fair value consisting of short-term foreign exchange investment made by the Company which is denominated in the US$. The fluctuation in US$ may result in an increase or decrease in the value of our investment at fair value. We consider the foreign exchange risk in relation to transactions denominated in US$ with respect to HK$ is not significant as HK$ is pegged to US$.

The trades of foreign currencies conducted are denominated in the US$ and are paired with currencies with strong liquidity traded in highly transparent markets, including such currencies as the EURO, USD, GBP, CHF, AUD and CAD, etc. Fluctuations in exchange rates, changes in monetary and/or fiscal policy or inflation in the countries in which we paired our trades of foreign currencies could have a material adverse effect on our results of operations. The clear position limits and floating profit/loss limits are set to manage the market risks of our foreign exchange positions. For the six months ended June 30, 2023 and 2024, we traded foreign currencies of transaction amounts of US$4.0 million and nil, respectively, while we had realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value in the aggregate amount of HK$9,965 and nil, respectively. The realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value represented 0.0312% and 0.0 % of our trading transaction amounts of foreign currencies for the six months ended June 30, 2023 and 2024, respectively. To minimize the risk of volatility of the foreign currencies in the financial and currency market, we did not initiate any trades of foreign currencies during the six months ended June 30, 2024.

The transaction details of each foreign currency pair were set out below:

	For the six months ended June 30,
	2023	2024	2023	2024
Foreign currency pair	Transaction in carrying amounts		Transaction in notional amounts
	US$	US$	US$	US$
AUD/USD	2,724	-	272,445	-
EUR/USD	4,447	-	635,113	-
GBP/USD	10,474	-	1,594,253	-
USD/CAD	7,262	-	1,088,000	-
USD/CHF	3,500	-	482,000	-
USD/JPY	-	-	-	-
XAU/USD	-	-	-	-

	28,407	-	4,071,811	-

Recent Developments

On May 20, 2024, the Company entered into two business development and marketing consulting agreements with Malaysian and PRC consultants (the “Consultants”), respectively. Besides further expanding its market in China, the Company intends to explore its presence in Southeast Asia. Pursuant to the agreements, the Consultants will provide consulting services to the Company, including, but not limited to, assisting it in business expansion and evaluation of marketing strategy, formulating and executing sales strategies, conducting market research and data collection to support its business planning, providing professional planning and advertising promotion schemes to attract potential clients for it, negotiating joint market development programs with clients from Southeast Asia regions and China on behalf of it, communicating with relevant government agencies on behalf of it to obtain necessary approvals, assisting it in negotiating contracts with potential clients and other matters related to sales and business expansion. The total service fee for both agreements is US$ 1.6 million (approximately HK$12.5 million), which will be amortized over the service period from the last week of May 2024 through May 2026. As a result of these marketing arrangements, our selling and marketing expenses rose by HK$0.7 million during the six months ended June 30, 2024.

Results of operations Comparison of six months ended June 30, 2023 and 2024

The following table sets forth key components of our results of operations for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,				% of
	2023	2024	2024	Variance	variance
	HK$	HK$	US$	HK$
Revenue	14,153,693	12,470,969	1,597,143	(1,682,724)	(11.9)%
Cost of revenue	6,896,648	7,184,748	920,142	288,100	4.2%
Gross profit	7,257,045	5,286,221	677,001	(1,970,824)	(27.2)%

Operating expenses
Selling and marketing expenses	79,200	918,731	117,661	839,531	1,060.0%
Research and development expenses	-	109,231	13,989	109,231	100.0%
General and administrative expenses	4,620,203	10,580,763	1,355,066	5,960,560	129.0%
Total operating expenses	4,699,403	11,608,725	1,486,716	6,909,322	147.0%
Income (loss) from operations	2,557,642	(6,322,504)	(809,715)	(8,880,146)	(347.2)%

Other income (expense)
Other income (expenses), net	43,643	(18,096)	(2,318)	(61,739)	(141.5)%
Realized loss on disposal of financial assets at fair value	(7,874)	-	-	7,874	(100.0)%
Change in fair value on financial assets at fair value	(2,091)	-	-	2,091	(100.0)%
Interest expense, net	(201,624)	(99,354)	(12,724)	102,270	(50.7)%
Total other expense, net	(167,946)	(117,450)	(15,042)	50,496	(30.1)%

Income (loss) before income taxes	2,389,696	(6,439,954)	(824,757)	(8,829,650)	(369.5)%
Income tax expense (benefits)	169,358	(893,363)	(114,412)	(1,062,721)	(627.5)%
Net income (loss)	2,220,338	(5,546,591)	(710,345)	(7,766,929)	(349.8)%

Other comprehensive loss
Foreign currency translation adjustment	(157)	3,480	(5,099)	3,637	2,316.6%
Comprehensive income	2,220,181	(5,543,111)	(715,444)	(7,763,292)	(349.7)%

Revenue

The following table sets forth the breakdown of our revenue by major revenue type for the six months ended June 30, 2023 and 2024, respectively:

	For the Six Months Ended June 30,				% of
	2023	2024	2024	Variance	variance
	HK$	HK$	US$	HK$
Initial set up, installation and customization services	3,658,174	1,106,009	141,645	(2,552,165)	(69.8)%
Subscription	5,038,199	5,407,403	692,520	369,204	7.3%
Hosting, support and maintenance services	1,980,230	2,331,269	298,563	351,039	17.7%
Liquidity service	1,234,655	983,104	125,905	(251,551)	(20.4)%
White label service	960,484	1,494,188	191,359	533,704	55.6%
Quotes/news/package subscription services	1,281,951	1,148,996	147,151	(132,955)	(10.4)%
Total revenue	14,153,693	12,470,969	1,597,143	(1,682,724)	(11.9)%

Our revenue shrank by HK$1.7 million, or 11.9%, from HK$14.2 million for the six months ended June 30, 2023 to HK$12.5 million (US$1.6 million) for the six months ended June 30, 2024, primarily because of a plunge in our revenue from initial set up, installation and customization services, liquidity service and quotes/news/package subscription services, partially offset by an increase in our subscriptions, hosting, support and maintenance services, and white label service.

Revenue from our initial set up, installation and customization services plummeted by HK$2.6 million, or 69.8%, from HK$3.7 million for the six months ended June 30, 2023 to HK$1.1 million for the same period in 2024. The number of customers in this revenue stream, particularly initial set up service, decreased by 35.0% during the six months ended June 30, 2024 compared to the same period in 2023. The decrease was mainly due to the decreased demand for customization services.

Liquidity service revenue also dropped by HK$0.2 million, or 20.4%, from HK$1.2 million for the six months ended June 30, 2023 to HK$1.0  million in the same period in 2024. The liquidity service fee is charged based on the transaction volume of orders sent directly to the liquidity providers. We experienced a lower transaction volume, 641,450, in the six months ended June 30, 2024 compared to 855,703 in the same period in 2023.

Our quotes/news/package subscription services are value-added and optional services to our customers. Through the subscription of this service line, we offer financial strategy analysis, financial calendar, real-time quotes and financial information and news to our customers. Compared to HK$1.3 million in the six months ended June 30, 2023, the quotes/news/package subscription services revenues for the same period in 2024 was HK$1.2 million (US$0.2 million) with a decrement of HK$0.1 million or 10.4%. Although the overall number of customers in this revenue stream increased by 25.0%, the decline in revenue of this service line was driven by the type of data feed service package subscribed by our customers. During the six months ended June 30, 2024, our customers subscribed to the basic data feed service instead of premium service package.

Despite the reduction in the revenues from initial setup, installation and customization services, liquidity service and quotes/news/package subscription services, we experienced a growth in revenues from licensing, hosting, support and maintenance services and white label service.

Subscription revenue grew slightly by HK$0.4 million, or 7.3%, from HK$5.0 million in the six months ended June 30, 2023 to HK$5.4 million in the same period in 2024. During the six months ended June 30, 2024, the number of customers of this service line increased by 20.0% compared to the same period in 2023. Subscription service represents the right to access granted to our trading platform to our customers over the contract term after the initial setup or customization is completed. The increase in subscription revenue represented an increase in the access right to our trading platforms granted to those customers to whom we had delivered the initial setup or customization of the trading platforms in the prior year.

Our hosting, support and maintenance services revenues also increased by HK$0.3 million, or 17.7%, from HK$2.0 million in the six months ended June 30, 2023 to HK$2.3 million (US$0.3 million) in the same period in 2024. During the six months ended June 30, 2024, the number of customers of this service line increased by 16.7% compared to the same period in 2023. The growth in this revenue stream aligned with the increment in licensing revenue. We provided hosting, support and maintenance services to our customers to whom we had delivered the implementation of the new or customized trading platforms.

White label service revenue increased by HK$0.5 million from HK$1.0  million for the six months ended June 30, 2023 to HK$1.5 million in the same period in 2024. The Company provides white label services to customers by allowing them to add additional labels or brands to the trading platform services. This provides customers the highest flexibility to operate their trading platform business based on their individual business development strategy or marketing needs at a lower operating cost. We experienced an 83.3% growth in the number of customers in this revenue stream during the six months ended June 30, 2024 compared to the same period in 2023.

Cost of revenue

The following table sets forth the breakdown of our cost of revenue for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,				% of
	2023	2024	2024	Variance	variance
	HK$	HK$	US$	HK$
Internet services cost	733,435	717,636	91,907	(15,799)	(2.2)%
Employee compensation and benefits	2,803,543	3,682,124	471,565	878,581	31.3%
Subscription costs	59,012	51,277	6,567	(7,735)	(13.1)%
Outsourcing fees	124,046	93,884	12,024	(30,162)	(24.3)%
Amortization of intangible assets	3,044,041	2,464,762	315,659	(579,279)	(19.0)%
Commission expense	126,987	170,464	21,831	43,477	34.2%
Others	5,584	4,601	589	(983)	(17.6)%
Total cost of revenue	6,896,648	7,184,748	920,142	288,100	4.2%

Our cost of revenue increased by HK$0.3 million, or 4.2%, from HK$6.9 million for the six months ended June 30, 2023 to HK$7.2 million for the six months ended June 30, 2024, which was predominantly driven by a spike in employee compensation and benefits by HK$0.9 million, partially offset by a reduction in amortization of intangible assets by HK$0.6 million.

Internet service cost

Internet service cost represented costs in relation to server hosting service provided by data center service providers as well as costs of acquiring an internet data line from various service providers for internet access. The internet service costs for the six months ended June 30, 2024 slightly fell by HK$0.01 million, or 2.2%, compared to the same period in 2023.

Employee compensation and benefits

Employee compensation and benefits consist primarily of payroll and other personnel-related expenses of our staff who support our trading solution services. Employee compensation and benefits for the six months ended June 30, 2024 surged by HK$0.9 million, or 31.3%, compared to the same period in 2023. During the six months ended June 30, 2024, the Company offered appreciation bonuses and salary increases to its staff.

Subscription costs

Our subscription costs represent the amount we paid our financial news and market information service providers. We convert the raw data into usable data that can be utilized in our trading platform. For the six months ended June 30, 2024, our subscription costs decreased by HK$0.008 million or 13.1% compared to the same period in 2023. Such decrease corresponded to the decline in our quotes/news/package subscription services revenues for the six months ended June 30, 2024, as aforementioned.

Outsourcing fees

We may outsource some implementation or customization tasks to our related parties and/or independent third parties. The outsourcing costs mainly represent the charges and fees paid to those subcontractors who handle a portion of our implementation and customization projects. Compared to the six months ended June 30, 2023, the outsourcing fees fell by HK$0.03 million, or 24.3%, in the same period in 2024. The decrement in outsourcing fees was chiefly driven by a reduction in the number of customers for initial setup and customization services during the six months ended June 30, 2024 compared to the same period in 2023, as previously discussed.

Amortization of intangible assets

Our amortization of intangible assets mainly represents an amortization of our capitalized internal product development cost of financial trading solutions.

Commission expense

Commission expense represents the fee we paid to business partners and our salespersons who brought new businesses. The commission was generally determined based on a certain percentage of revenue generated from customers referred by business partners and our salespersons.

Gross profit

Our total gross profit decreased by HK$2.0 million, or 27.2%, from HK$7.3 million for the six months ended June 30, 2023 to HK$5.3 million for the six months ended June 30, 2024. The decline in our gross profit for the six months ended June 30, 2024 was primarily driven by the decrease in our revenue and a hike in employee compensation and benefits in the current period.

Operating expenses

Our operating expenses consisted of the following:

	For the six months ended June 30,				% of
	2023	2024	2024	Variance	variance
	HK$	HK$	US$	HK$
Selling and marketing expenses	79,200	;	117,661	839,531	1,060.0%
Research and development expenses	-	109,231	13,989	109,231	100.0%
General and administrative expenses	4,620,203	10,580,763	1,355,066	5,960,560	129.0%
Total operating expenses	4,699,403	11,608,725	1,486,716	6,909,322	147.0%

Our selling and marketing expenses mainly represent the advertising, promotional and marketing expenses. Our selling and marketing expenses surged by HK$0.8 million, or 1,060.0%, from HK$0.07 million for the six months ended June 30, 2023 to HK$0.9 million for the six months ended June 30, 2024. During the six months ended June 30, 2024, in order to boost our revenue, we contracted the Consultants to assist us in exploring new customers and planning our business strategy, marketing and promotional activities.

Our research and development expense pertains to the project research stage and primarily consists of payroll and other personnel-related expenses of our software development team. Our research and development expenses increased by HK$0.1 million, or 100.0%, from nil for the six months ended June 30, 2023 to HK$0.1 million (US$0.01 million) for the six months ended June 30, 2024. We expect that our expenditures for research and development may increase in terms of monetary value and may increase as a percentage of our total revenue over time, as we intend to expand their software development capacity to continue to improve existing functions and develop new functions.

Our general and administrative expenses include the depreciation expenses of property and equipment, employee compensations, insurance, legal and professional fees, office expenses, rent and utilities, travel, allowance for credit losses, and others. Our general and administrative expenses rose by HK$6.0 million, or 129.0%, from HK$4.6 million for the six months ended June 30, 2023 to HK$10.6 million (US$1.4 million) for the six months ended June 30, 2024, largely driven by a surge in employee compensation and benefits of HK$1.8 million, insurance of HK$0.4 million, legal and professional fees of HK$3.7 million and travel by HK$0.1 million. During the six months ended June 30, 2024, we offered an appreciation bonus and compensation increase to our executives and staff. We also incurred additional insurance coverage cost for our directors and executives as well as audit fees, legal fees, transfer agent fee, investor relations, printing, and advisory fees subsequent to the completion of initial public offerings. Our travel expenses also increased during the six months ended June 30, 2024, as our executives travelled for conference and business meetings.

Other income (expenses)

Our other income (expenses) consisted of the following:

	For the six months ended June 30,				% of
	2023	2024	2024	Variance	variance
	HK$	HK$	US$	HK$
Other income
Sundry income	49,343	29,275	3,749	(20,068)	(40.7)%
Government subsidies	34,261	-	-	(34,261)	(100.0)%
Foreign exchange transaction gain	-	23,978	3,071	23,978	100.0%
Others	-	65	8	65	100.0%
Other income	83,604	53,318	6,828	(30,286)	(36.2)%

Other expenses
Other expenses	39,961	71,414	9,146	31,453	78.7%
Other expenses	39,961	71,414	9,146	31,453	78.7%

Total other income (expenses), net	43,643	(18,096)	(2,318)	(61,739)	(141.5)%

Other income included the following components:

We charged handling service fees for services provided to customers for using the multi-asset trading software by the MT4/MT5 (forex trading platforms) service providers. Some customers requested such services from the MT4/MT5 service providers and MT4/MT5 charged us in exchange for the services. The sundry income is the net amount we receive from our customers and the amount we pay to MT4/MT5 service providers. Compared to the same period in 2023, the decrease in sundry income during the six months ended June 30, 2024 was mainly due to the decrease in customers’ requests for such service.

Government subsidies

Government subsidies primarily related to the funds for participation in promotion activities in 2023. The Operating Subsidiaries received government subsidies that totaled HK$34,261 and nil for the six months ended June 30, 2023 and 2024, respectively

Foreign exchange transaction gain

The foreign currency transaction gain during the six months ended June 30, 2024 was predominantly attributable to the appreciation of the Hong Kong dollar against the U.S. dollar.

Other expenses included the following components:

Other expenses included bank charges, penalties, foreign currency exchange loss and other expenses. Other expenses for the six months ended June 30, 2024 increased by HK$0.03 million, or 78.7%, compared to the same period in 2023. The higher bank charges were attributable to the rise in total other expenses in the current period. Our bank charges increased by HK0.03 million, or 93.1%, from HK$0.03 million in the six months ended June 30, 2023 to HK$0.07 million (US$0.009 million) in the same period in 2024 due to a higher transaction volume of international remittance for our legal and professional services related to our initial public offering and listing in the U.S. equity market.

Realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value.

Realized loss on disposal of financial assets at fair value and change in fair value on financial assets at fair value represents realized loss on disposal of and change in fair value on financial assets at fair value from certain investment agreements with certain brokerage companies to trade with foreign currencies, at fair value, with the intention to optimize a trading algorithm based on live market interactions. The change in fair value on financial assets at fair value was mainly due to the increased volatility in the financial and currency market. For the six months ended June 30, 2023 and 2024, we recognized a realized loss on disposal of financial assets of HK$0.008 million and nil, respectively. For the six months ended June 30, 2023 and 2024, we recorded a change in fair value on financial assets at fair value in the amount of HK$0.002 million and nil, respectively. To minimize the risk of the volatility of foreign currencies in the financial market, we did not initiate any trades of foreign currencies during the six months ended June 30, 2024.

Interest expense, net

Interest expense, net includes interest expenses on bank borrowings, offset by interest income we earned for the savings or time deposits in our bank accounts. Our interest expense, net was HK$0.2 million and HK$0.1 million (US$0.012 million) for the six months ended June 30, 2023 and 2024, respectively. Our interest expense on bank borrowings was HK$ 0.3 million and HK$0.2 million for the six months ended June 30, 2023 and 2024, respectively, partially offset by interest income from our savings and time deposits in our bank accounts of HK$0.04 million and HK$ 0.08 million (US$0.01 million) for the six months ended June 30, 2023 and 2024, respectively. During the six months ended June 30, 2024, our bank institutions offered a higher interest rate for time deposits, which was attributable to a higher interest income. Simultaneously, we incurred a lower interest expense in the six months ended June 30, 2024 compared to the same period in 2023. Our interest payments on our bank loans decreased as our loan principal balances decreased.

Income tax expense (benefits)

We generated income tax benefits of HK$0.8 million (US$0.1 million) in the six months ended June 30, 2024 contrary to income tax expense of HK$0.2 million in the same period in 2023. Our subsidiary, m-Finance, incurred a book and tax loss in the six months ended June 30, 2024 and generated book and taxable income in the same period in 2023.

Net income (loss)

As a result of our operations aforementioned, we reported a net income of HK$2.2 million and a net loss of HK$5.5 million (US$0.7 million) for the six months ended June 30, 2023 and 2024, respectively.

Other comprehensive income (loss)

As a result of the above, we posted a comprehensive income of HK$2.2 million and a comprehensive loss of HK$5.5 million (US$0.7 million) for the six months ended June 30, 2023 and 2024, respectively.

Liquidity and capital resources

We financed our daily operations and business development through cash generated from the operations of its subsidiaries and bank borrowings. As of December 31, 2023 and June 30, 2024, its cash and restricted cash balance was HK$6.8 million and HK$32.8 million (US$4.2 million), respectively.

We believe that our current cash and loans from banks will be sufficient to meet our working capital needs in the next 12 months from the date of this filing. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing that involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,
	2023	2024	2024
	HK$	HK$	US$
Net cash provided by (used in) operating activities	3,925,715	(17,704,981)	(2,267,457)
Net cash used in investing activities	(2,128,342)	(3,721,789)	(476,645)
Net cash (used in) provided by financing activities	(7,031,708)	47,459,180	6,078,043
Effect of exchange rate changes on cash and restricted cash	(1,030)	3,480	446
Net change in cash and restricted cash	(5,235,365)	26,035,890	3,334,387
Cash and restricted cash at the beginning of period	12,063,731	6,810,418	872,202
Cash and restricted cash at the end of period	6,828,366	32,846,308	4,206,589

Operating activities

Net cash provided by operating activities amounted to HK$3.9 million for the six months ended June 30, 2023, mainly derived from (i) net income of HK$2.2 million the six months ended June 30, 2023; (ii) various non-cash items of HK$4.0 million, such as amortization of intangible assets of HK$3.0 million, amortization of right-of-use assets and interest of lease liabilities of HK$0.8 million and depreciation of property and equipment of HK$0.08 million; and (iii) changes in operating assets and liabilities of HK$2.3 million. Changes in operating assets and liabilities mainly included (i) a decrease in accrued expenses and other current liabilities of HK$1.6 million, which was mainly due to the payment of payroll before the period ended June 30, 2023; (ii) an increase in accounts receivable of HK$1.3 million, which was mainly due to more billing to customers based on services provided closer to the end of the six months ended June 30, 2023; (iii) an increase in contract liabilities of HK$1.1 million due to more advances received from customers under the new projects; (iv) a decrease in operating lease liabilities of HK$0.8 million, mainly due to the recognition of operating lease expenses on a straight-line basis over the lease term; and (iv) a decrease in prepaid expenses and other current assets of HK$0.2 million, which was mainly due to the timing of payments for internet service costs.

Net cash used in operating activities, HK$17.7 million, for the six months ended June 30, 2024 was driven by the current period’s net loss of HK$5.5 million (US$0.7 million) as adjusted for non-cash items and the change in operating activities. Adjustments for non-cash items principally comprised the following items: depreciation of property and equipment, HK$0.02 million (US$0.002 million), amortization of intangible assets, HK$2.4 million (US$0.3 million), amortization of right-of-use assets, HK$0.8 million (US$0.1 million), allowance for credit loss, HK$0.07 million (US$0.009 million) and deferred tax benefits, HK$0.9 million (US$0.1 million). Cash outflow from the change in operating activities included prepayments to our vendors, HK$18.1 million (US$2.3 million), deposit payment to the lessor, HK0.4 million (US$0.05 million), payments to service vendors, HK$1.4 million (US$0.2 million), income tax payments, HK$0.1 million (US$0.02 million) and office rent payments, HK$0.8 million (US$0.1 million). Our overall cash outflow was partially offset by customer collections, HK$1.3 million (US$0.2 million) and advance cash receipts from our customers, HK$4.9 million (US$0.6 million).

Investing activities

Net cash used in investing activities amounted to HK$2.1 million for the six months ended June 30, 2023, representing costs to obtain and develop software of HK$3.1 million and was partially offset by disposals of financial assets at fair value of HK$1.0 million during the six months ended June 30, 2023.

Net cash used in investing activities, HK$3.7 million (US$0.5 million), for the six months ended June 30, 2024, pertained to the purchase of computer equipment, HK$0.009 million (US$0.001 million) and costs incurred for software development, HK$3.7 million (US$0.5 million).

Financing activities

Net cash used in financing activities amounted to HK$7.0 million for the six months ended June 30, 2023, which included the dividend paid to a shareholder of HK$2.5 million, an increase in deferred IPO costs of HK$2.7 million and repayment of bank borrowings of HK$1.8 million.

Net cash provided by financing activities, HK$47.5 million (US$6.0 million), for the six months ended June 30, 2024, was mainly driven by the proceeds from our initial public offering net of offering costs, HK$49.4 million (US$6.3 million), partially offset by repayment of bank borrowings of HK$1.9 million (US$0.3 million).

Off-balance sheet arrangements

We did not have, during the periods presented, nor do we currently have any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical accounting estimates

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Our critical accounting policies and practices include the following: (i) revenue recognition and (ii) intangible assets. For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2 – Summary of Significant Accounting Policies” of the Notes to Unaudited Condensed Consolidated Financial Statements. You should read the following description of critical accounting estimates in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this filing.

Allowance for credit losses

We carry accounts receivable at the face amounts less a reserve for estimated credit losses. We estimated our reserve for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Consequently, to reflect the cumulative effects of the adoption of ASC 326, we recorded the balance of the reserve for credit losses was HK$0.5 million as of January 1, 2023. During the six months ended June 30, 2023 and 2024, we recorded HK$0.07 million and HK$0.07 million (US$0.009 million), respectively, allowance for credit losses related to accounts receivable on the unaudited condensed consolidated statements of operations and comprehensive income.

Recently accounting pronouncements

See the discussion of the recent accounting pronouncements contained in “Note 2 – Summary of Significant Accounting Policies” of the Notes to Unaudited Condensed Consolidated Financial Statements.